Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 7
(to prospectus dated December 31, 2008, as supplemented on January 12, 2009,
February 4, 2009, March 5, 2009, April 8, 2009, April 15, 2009 and May 14, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008 as supplemented on January 12, 2009, February 4, 2009, March 5, 2009, April 8, 2009, April 15, 2009 and May 14, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is May 20, 2009.

Quarterly Report on Form 10-Q

On May 20, 2009, we filed our Quarterly Report on Form 10-Q, referred to as the quarterly report, with the Securities and Exchange Commission which contains our condensed interim consolidated financial statements for the three months ended March 31, 2009.  Our quarterly report is not a part of this prospectus supplement or incorporated by reference in it.  Investors may view a copy of our quarterly report online at www.sec.gov or may request a copy by writing to us at 1600 Manor Drive, Suite 110, Chalfont, Pennsylvania 18914, Attention: John G. Phillips, Chief Financial Officer.

Below is a comparison of our selected consolidated financial data.  Financial information contained in this prospectus supplement expressed in U.S. dollars is presented in thousands (000’s) unless otherwise noted.  The following should be read together with our condensed interim consolidated financial statements contained in Part I, Item 1 “Financial Statements” and accompanying notes and Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our quarterly report.  The selected consolidated financial data below is not intended to replace our condensed interim consolidated financial statements and the accompanying notes in our quarterly report.  Our results for the three months ended March 31, 2009 are not necessarily indicative of our results for the full fiscal year or any future periods.

The consolidated statement of operations data for the three months ended March 31, 2009 and 2008 and the consolidated balance sheet data as of March 31, 2009 and December 31, 2008 set forth below are derived from our consolidated financial statements and related notes included in our quarterly report.

	Three Months Ended March 31, (unaudited)
	2009	2008
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$1,237	$24,219
Cost of services	—	22,744
Gross profit	1,237	1,476
Selling, general and administrative expenses	1,191	5,558
Restructuring expense	—	2,100
Impairment of goodwill	—	16,822
Depreciation and amortization	222	1,144
Loss on disposal of fixed assets	4	—
(Loss) from operations	(180)	(24,148)
Other income	30	39
Interest expense and factoring fees	(287)	(548)
Interest expense of amortization of original issue discount and warrant liabilities	(148)	—
Mark to market loss on derivative instruments	(53)	—
Other expense	—	(139)
Loss on sale of subsidiary	—	(1,894)
Loss before income taxes	(638)	(26,690)
Income tax expense	—	5,007
Net loss	$(638)	$(31,697)

Net loss per common share – basic and diluted	$(0.04)	$(2.40)

	March 31, 2009 (unaudited)	December 31, 2008 (audited)
	(in thousands, except per share data)
Balance Sheet Data:
Working capital (deficit) (current assets less current liabilities)	$(11,859)	$(11,937)
Total assets	3,802	5,081
Long-term debt, net of current	11,068	10,306
Stockholders’ equity (deficit)	(22,517)	(21,913)

Our condensed interim consolidated financial statements have been prepared assuming that we will continue as a going concern.  However, we had a net loss of $638 and net cash used in operating activities was $758 during the three months ended March 31, 2009.  In addition, we had a stockholders’ deficit of $22,517 at March 31, 2009.  These factors raise substantial doubt about our ability to continue as a going concern.  Our condensed interim consolidated financial statements do not include any adjustments that might result from this uncertainty.

ComVest Waiver – Blue Lake Promissory Note

ClearPoint Resources, Inc., referred to as CPR, our wholly-owned subsidiary, did not make the required payments of: (i) $50,000 in January, 2009 and (ii) $490,000, plus accrued interest of $32,743.84 in April, 2009 to Blue Lake Rancheria, referred to as Blue Lake, under the Amended and Restated Promissory Note, referred to as the Blue Lake note.  On May 1, 2009, we received a notice from Blue Lake indicating CPR’s failure to pay such amounts and demanding that we immediately pay a total of approximately $572,744.  Pursuant to the terms of the Blue Lake note, CPR’s failure to make the foregoing payments when due constitutes an event of default if not cured within five business days of receipt of written notice from Blue Lake.  We did not cure such default on or prior to May 8, 2009.  On May 7, 2009, Blue Lake requested disbursement of 900,000 shares of our common stock, referred to as the escrow shares, pursuant to the Escrow Agreement dated April 14, 2008, and the escrow agent is obligated to deliver such shares to Blue Lake 10 calendar days after receipt of the request for disbursement.

An event of default under the Blue Lake note triggers a cross-default provision pursuant to the Revolving Credit and Term Loan Agreement dated June 20, 2008, as amended, referred to as the loan agreement, between us and ComVest Capital, LLC, referred to as ComVest.  In addition, a default under the loan agreement would trigger a cross-default provision pursuant to the Loan Modification and Restructure Agreement dated June 20, 2008, referred to as the restructure agreement, among us, Manufacturers and Traders Trust Company and the other parties thereto, unless the default under the loan agreement is waived in writing by ComVest.  On May 13, 2009, ComVest executed a waiver letter, referred to as the Blue Lake waiver, related to the loan agreement.  Pursuant to the Blue Lake waiver, ComVest waived the cross-default provision which was triggered by CPR’s failure to make the payments due under the Blue Lake note, provided that such payments due under the Blue Lake note are paid solely in escrow shares.  We are discussing with Blue Lake whether the issuance of the escrow shares will constitute the full satisfaction of CPR’s obligations under the Blue Lake note.

XRoads Amendment

Effective May 14, 2009, our agreement, referred to as the XRoads agreement, with XRoads Solutions Group, LLC, referred to as XRoads, was amended pursuant to an amendment dated May 18, 2009, referred to as the XRoads amendment.  Pursuant to the XRoads agreement, among other matters, XRoads agreed to provide the services of Brian Delle Donne to serve as our Interim Chief Operating Officer.  The term of the XRoads agreement commenced on January 13, 2009 and continued until May 13, 2009.

Pursuant to the XRoads amendment, the term of the XRoads agreement was extended to run from May 14, 2009 through August 13, 2009, referred to as the extension period.  We agreed to pay XRoads $45,000 per 30 day period of the extension period.  In connection with the XRoads agreement, we agreed to pay XRoads a monthly fee based upon achievement of certain increases in our earnings before interest, taxes, depreciation and amortization, calculated pursuant to the XRoads agreement, referred to as the EBITDA fee.  Pursuant to the XRoads amendment, the EBITDA fee will remain at 10%, calculated in accordance with the XRoads amendment, and subject to a cap of $50,000 per month.  In addition, pursuant to the XRoads amendment, in the event we hire Mr. Delle Donne, we agreed to pay XRoads an aggregate of $250,000 as liquidated damages.  This amount is payable in the form of (i) $100,000 of cash due on Mr. Delle Donne’s hire date, (ii) a warrant to purchase our common stock with a value of $100,000 based on the closing price on the day Mr. Delle Donne begins employment and (iii) a $50,000 promissory note bearing interest at 8% payable in four quarterly installments at the end of each calendar quarter following the start of Mr. Delle Donne’s employment.  The terms and conditions of the original XRoads agreement which were not affected by the XRoads amendment will remain in full force and effect during the extension period.

ComVest Waiver - Term Loan

As of the date hereof, we did not make certain required principal installment payments in February, March and April, 2009 of $674,535, in the aggregate, under the term loan issued pursuant to the loan agreement with ComVest.  The failure to make such payments constitutes an event of default under the loan agreement.  In addition, as discussed above, a default under the loan agreement would trigger a cross-default provision pursuant to the restructure agreement, unless the default under the loan agreement is waived in writing by ComVest.  We are obligated to pay a default rate of 500 basis points over the prevailing interest rate on the foregoing amount, which difference between the default rate and the prevailing rate was not paid as of the date hereof.  On May 19, 2009, ComVest executed a waiver letter related to the loan agreement pursuant to which ComVest waived the foregoing defaults, provided that ComVest reserved the right to collect at a later time, but not later than the maturity date of the term loan under the loan agreement, the increased interest ComVest was permitted to charge during the continuance of such defaults.